UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OWENS & MINOR, INC.

(Exact name of Company as specified in its charter)

Virginia	54-1701843
(State of incorporation or organization)	(IRS employer identification no.)

4800 Cox Road Glen Allen, Virginia	23060
(Address of principal executive offices)	(Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Item 1.	Description of Company’s Securities to be Registered.

The Board of Directors of Owens & Minor, Inc., a Virginia corporation (the “Company”), approved a Rights Agreement, dated as of and to be effective as of April 30, 2004 (the “Rights Agreement”), between the Company and Bank of New York, as Rights Agent. The Rights Agreement replaces the Amended and Restated Rights Agreement, dated as of May 10, 1994, between the Company and Wachovia Bank of North Carolina, as Rights Agent, which expired according to its terms on April 30, 2004. The principal terms of the Rights Agreement are summarized below.

In accordance with the Rights Agreement, the Board of Directors also declared a dividend distribution of one right (“Right”) for each outstanding share of common stock, $2.00 par value per share (the “Common Stock”), of the Company to shareholders of record at the close of business on April 30, 2004 (the “Record Date”).

General. Each Right entitles the holder to purchase from the Company one one-thousandth (1/1,000th) of a share of a series of the Company’s preferred stock, designated as Series A Participating Cumulative Preferred Stock, $1.00 par value per share (the “Preferred Stock”), at a price of $100 per one one-thousandth (1/1,000th) of a Preferred Share, subject to adjustment (the “Purchase Price”). Each one one-thousandth (1,000th) of a share of Preferred Stock is structured to be the equivalent of one share of Common Stock. Shareholders will receive one Right per share of Common Stock held of record at the close of business on the Record Date.

Effectiveness. Rights created under the Rights Agreement shall be issued for all outstanding shares of Common Stock on the Record Date and for all shares of Common Stock issued after such date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights or the Expiration Date (as defined below). Rights may also be issued with respect to shares of Common Stock issued after the Distribution Date in certain circumstances (such as the issuance of Common Stock pursuant to employee stock options and convertible securities).

Right Certificates. Prior to the Distribution Date, the Rights will be represented by certificates for shares of Common Stock. Separate Right Certificates will be distributed to shareholders as soon as practicable after the Distribution Date.

Term. The Rights will expire at 5:00 P.M. (New York City time) on April 30, 2014 (the “Expiration Date”), unless such date is extended or the Rights are earlier redeemed by the Company as described below.

Exercisability. Initially, the Rights will not be exercisable. The Rights will become exercisable upon the earlier of (a) such time as the Company learns that a person or group (including any affiliate or associate of such person or group) has acquired, or obtained the right to acquire, beneficial ownership of more than 15% of the outstanding Common Stock (such person or group being called an “Acquiring Person”) unless provisions intended to prevent accidental triggering of the Rights apply, and (b) such date, if any, as may be designated by the Board of Directors of the Company following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding Common Stock that could result in such person or group becoming the beneficial owner of more than 15% of the outstanding Common Stock (the earlier of such dates being called the “Distribution Date”).

Detachability. Prior to the Distribution Date, the Rights shall be transferable only with the related Common Stock certificates and shall automatically be transferred with such certificates. After the Distribution Date, the Rights shall be separately transferable and the Company will provide Right Certificates to all holders of Common Stock.

Dilution Adjustments. The amount of Preferred Stock issuable upon exercise of the Rights is subject to adjustment by the Board of Directors of the Company in the event of any change in the Common Stock or Preferred Stock, whether by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock or Preferred Stock or otherwise.

Flip-In Provision. Subject to the provisions set forth under “Exchange” below, at such time as there is an Acquiring Person, proper provision shall be made so that the holder of each Right will thereafter have the right to receive, upon exercise thereof, for the Purchase Price, that number of one one-thousandths (1/1,000ths) of a share of Preferred Stock equal to the number of shares of Common Stock that at the time of such transaction would have a market value of twice the Purchase Price. Any Rights that are or were beneficially owned by an Acquiring Person on or after the Distribution Date shall become null and void.

Flip-Over Provision. In the event the Company is acquired in a merger or other business combination by an Acquiring Person that is a publicly traded corporation or 50% or more of the Company’s assets or assets representing 50% or more of the Company’s earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person that is a publicly traded corporation, each Right will entitle its holder to purchase, for the Purchase Price, that number of common shares of such corporation that at the time of the transaction would have a market value of twice the Purchase Price. In the event the Company is acquired in a merger or other business combination by an Acquiring Person that is not a publicly traded entity or 50% or more of the Company’s assets or assets representing 50% or more of the earning power of the Company are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person that is not a publicly traded entity, each Right will entitle its holder to purchase, for the Purchase Price, at such holder’s option:

•	that number of shares of the surviving corporation in the transaction with such entity (or, at such holder’s option, of the surviving corporation in such acquisition, which could be the Company) that at the time of the transaction would have a book value of twice the Purchase Price; or

•	that number of shares of such entity that at the time of the transaction would have a book value of twice the Purchase Price; or

•	if such entity has an affiliate that has publicly traded common shares, that number of common shares of such affiliate that at the time of the transaction would have a market value of twice the Purchase Price.

Any Rights that are or were beneficially owned by an Acquiring Person on or after the Distribution Date shall become null and void. The “flip-over” provision only applies to a merger or similar business combination with an Acquiring Person, and it does not apply to a merger or business combination with any party that has not triggered the “flip-in” provision.

Redemption. The Rights are redeemable by the Board of Directors at a redemption price of $.01 per Right (the “Redemption Price”) any time prior to the earlier of (a) such time as there becomes an Acquiring Person and (b) the Expiration Date.

Immediately upon the action of the Board electing to redeem the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Exchange. After there is an Acquiring Person the Board of Directors may elect to exchange each Right (other than Rights owned by an Acquiring Person) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement (or equivalent value in cash, shares of Common Stock, or other securities).

Amendment. At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date shall occur and the definition of an “Acquiring Person”), except that no supplement or amendment shall be made that reduces the Redemption Price of the Rights or provides for an earlier date of expiration of the Rights. The Rights Agreement also requires that, at least once every three years, a committee of the Board of Directors composed entirely of independent Directors (i) review and evaluate whether the maintenance of the Rights Agreement continues to be in the best interests of the Company and its shareholders, and (ii) report its conclusions to the full Board, including whether the Rights Agreement should be modified or the Rights should be redeemed.

Voting. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights Agreement and the Company’s Amended and Restated Articles of Incorporation are filed as exhibits hereto and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement, including the exhibits thereto.

Item 2.	Exhibits.

3.1	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q (File No. 1-9810) for the quarterly period ended March 31, 2004).

4.1	Amended and Restated Articles of Incorporation of the Company (included as Exhibit 3.1 hereto).

4.2	Rights Agreement, dated as of April 30, 2004, between the Company and Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K (File No. 1-9810) for the year ended December 31, 2003).

4.3	Form of Rights Certificate (included as Exhibit B to Exhibit 4.2 hereto).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: July 13, 2004	OWENS & MINOR, INC. (Registrant)

	By:	/s/ Craig R. Smith
Craig R. Smith President and Chief Operating Officer